QuickLinks -- Click here to rapidly navigate through this document

Exhibit (b)(2)(B)

CONFIDENTIAL	EXHIBIT A

INCREMENTAL CREDIT FACILITY
SUMMARY OF TERMS AND CONDITIONS(1)

Borrower:	Tribune Company, a Delaware corporation ("Tribune").
Joint Lead Arrangers:	Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (the "Lead Arrangers").
Lenders:
Merrill Lynch Capital Corporation (or one of its affiliates), an affiliate of Citigroup Global Markets Inc., JPMCB and a syndicate of financial institutions (the "Incremental Lenders") arranged by the Lead Arrangers in consultation with Tribune.
Incremental Facility:	A $2,130.0 million incremental term loan facility that will be issued under the Credit Agreement
Transactions:	As described in the Commitment Letter.
Availability/Purpose:	Incremental term loans will be available to finance the Acquisition and related transactions on the date of the consummation of the Acquisition in one draw (the "Second Step Closing Date").
Documentation:
The Incremental Facility will be the "Incremental Facility" provided for under the Credit Agreement and will be incorporated into and governed by the Credit Documents (as defined in the First Step Commitment Letter). As a result, except as expressly provided herein or as the context otherwise requires, all terms, conditions and provisions of the Credit Documents that apply to the Tranche B Facility (as defined in the First Step Commitment Letter) will apply to the Incremental Facility (including, without limitation, default interest, mandatory prepayments/reduction in commitments, voluntary prepayments/reduction in commitments, representations and warranties, affirmative covenants, negative covenants, financial covenants, events of default, yield protection and increased costs, assignments and participations, required lenders, expenses and indemnification, governing law and waiver of jury trial).

(1)
Capitalized terms used herein and not defined shall have the meanings assigned to such terms in the attached Commitment Letter (the "Commitment Letter").

Guarantors:	Identical to the Tranche B Facility. Each guarantor of any of the Bank Facilities is herein referred to as a "Guarantor" and its guarantee is referred to herein as a "Guarantee"; Tribune and the Guarantors are herein referred to as the "Credit Parties". The Guarantors will unconditionally guarantee, on a joint and several and senior basis, all obligations of Tribune under the Incremental Facility.
Collateral:	Identical to the Tranche B Facility.
Termination of Commitments:
The commitments in respect of the Incremental Facility (including pursuant to the Commitment Letter) will terminate in their entirety on [March 30], 2008 if the initial funding under the Incremental Facility does not occur on or prior to such date.
Final Maturity:	Identical to the Tranche B Facility.
Amortization Schedule:	Identical to the Tranche B Facility
Interest Rates and Fees:
Tribune will be entitled to make borrowings based on the ABR plus the Applicable Margin or LIBOR plus the Applicable Margin. The "Applicable Margin" for the Incremental Facility shall be (A) 2.50% per annum for LIBOR Loans and (B) 1.50% per annum for ABR Loans.
Conditions to Effectiveness and to Loans on
Second Step Closing Date:	The effectiveness of the Incremental Facility and the making of incremental term loans thereunder shall be subject to the conditions precedent to the Incremental Facility set forth in the Credit Agreement and:
1.
The absence of any Material Adverse Change and the absence of any event that has had or could reasonably be expected to have a material adverse effect on (a) the rights and remedies of the Incremental Lenders under any Credit Document or (b) the ability of Tribune to perform its obligations under any Credit Document.
2.
Certification as to the solvency of Tribune and its subsidiaries, taken as a whole, from the chief financial officer of Tribune and receipt of a solvency opinion (which opinion may be addressed to Tribune but shall be certified by Tribune to the Lenders to be a true and correct copy of the opinion delivered to it).
	3.	Receipt of all governmental and third party approvals or consents necessary in connection with the Incremental Facility.
Special Counsel for Lead Arrangers:	Cahill Gordon & Reindel LLP.

A-2

CONFIDENTIAL	EXHIBIT B

Senior Unsecured BRIDGE Facility
Summary of Terms and Conditions(2)

        All capitalized terms used herein but not defined herein shall have the meanings provided in the Commitment Letter relating to this Summary of Principal Terms and Conditions.

Borrower:	Tribune Company, a Delaware corporation ("Tribune").
Joint Lead Arrangers:	Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of Citigroup Global Markets Inc. and JPMorgan (the "Lead Arrangers").
Administrative Agent:	Merrill Lynch Capital Corporation, an affiliate of Citigroup Global Markets Inc. or JPMCB (in such capacity, the "Administrative Agent").
Bridge Lenders:
Merrill Lynch Capital Corporation (or one of its affiliates), an affiliate of Citigroup Global Markets Inc., JPMCB (together, the "Initial Bridge Lenders"), and a syndicate of financial institutions (the "Bridge Lenders") arranged by the Lead Arrangers in consultation with you.
Initial Senior Unsecured Loans:	The Bridge Lenders will make loans (the "Initial Senior Loans") to Tribune on the Second Step Closing Date in an aggregate principal amount not to exceed $2,100.0 million.
Purpose and Availability of Initial Senior Loans:
The proceeds of the Initial Senior Loans and the Incremental Facility will be used solely as set forth in the Sources and Uses of Funds. The Bridge Lenders will make the Initial Senior Loans simultaneously with (a) the consummation of the Acquisition and (b) the funding under the Incremental Facility. Amounts borrowed under the Senior Unsecured Facility and repaid or prepaid may not be reborrowed.
Initial Maturity Date and Exchange
of the The Initial Senior Loans:	The Initial Senior Loans will mature on the first anniversary (the "Initial Maturity Date") of the Second Step Closing Date; provided, however, that subject to "Conditions to Extension" below, the maturity of the Initial Senior Loans will be automatically extended on the Initial Maturity Date until the eighth anniversary of the Second Step Closing Date (the "Extended Maturity Date" and, such extended maturity loans, the "Extended Senior Term Loans"). At any time on or after the Initial Maturity Date at the option of the applicable holder, Extended Senior Term Loans may be exchanged in whole or in part for senior unsecured exchange notes (the "Senior Exchange Securities") having an equal principal amount; provided that Tribune shall not be

(2)
Capitalized terms used herein and not defined shall have the meanings assigned to such terms in the attached Commitment Letter.

obligated to issue Senior Exchange Securities until it has received requests therefor in respect of Initial Senior Loans or Extended Senior Term Loans having an aggregate principal amount of at least $100.0 million (an "Exchange Request"). The Extended Senior Term Loans will be governed by the provisions of the Bridge Documents and will have the same material terms as the Initial Senior Loans except as set forth in this exhibit. When issued, the Senior Exchange Securities will be governed by an indenture to be entered into between Tribune and a trustee that is reasonably acceptable to Tribune and the Lead Arrangers, that shall have the same material terms as the Initial Senior Loans except as set forth in this exhibit.
Conditions to Extension:
Extension of the maturity of the Initial Senior Loans is subject to neither Tribune nor any significant subsidiary thereof that is a guarantor of the Initial Senior Loans being subject to a bankruptcy or other insolvency proceedings.
Availability of the Senior Exchange Securities:
The Senior Exchange Securities will be available only in exchange for the Initial Senior Loans and Extended Senior Term Loans. The principal amount of any Senior Exchange Security will equal 100% of the aggregate principal amount (including any accrued interest not required to be paid in cash) of the Initial Senior Loan for which it is exchanged. Tribune will issue Senior Exchange Securities under an indenture which complies with the Trust Indenture Act of 1939, as amended.
Guarantee:
The obligations of Tribune in respect of the Initial Senior Loans and the Senior Exchange Securities will be unconditionally and irrevocably guaranteed on a senior subordinated basis (the "Subordinated Guarantees") by all of Tribune's subsidiaries that guarantee the Bank Facilities (each a "Subsidiary Guarantor") for so long as such subsidiaries guarantee the Bank Facilities. A Subordinated Guarantee shall be automatically released at the time any subsidiary's guarantee of the Bank Facilities is released thereunder in accordance with its terms. The Subordinated Guarantees are intended to eliminate structural subordination of the Senior Bridge Facility and, accordingly, will apply to all Subsidiary Guarantors.
Collateral:	None.
Final Maturity Date:	The Final Maturity Date of the Senior Exchange Securities and the Extended Senior Term Loans will be the eighth anniversary of the Second Step Closing Date.
Interest Rates and Fees:	As set forth on Annex I hereto and in the Fee Letter and Engagement Letter.

Ranking:	The Initial Senior Loans, the Extended Senior Term Loans and the Senior Exchange Securities shall be pari passu for all purposes.

Tribune's obligations under the Bank Facilities, the Initial Senior Loans, the Extended Senior Term Loans and the Senior Exchange Securities shall constitute senior debt. With respect to the Bank Facilities, the Subsidiary Guarantors' Subordinated Guarantees shall constitute senior subordinated debt pursuant to subordination provisions customary for high-yield securities. Any future senior debt of a Subsidiary Guarantor will be senior to its Subordinated Guarantee. Any future subordinated debt of a Subsidiary Guarantor will be either pari passu with or junior to such Subsidiary Guarantor's Subordinated Guarantee.
Mandatory Redemption:
Tribune will be required to prepay Initial Senior Loans and Extended Senior Term Loans and redeem the Senior Exchange Securities (or in the case of Fixed Rate Senior Exchange Securities (as defined below), offer to purchase such Fixed Rate Senior Exchange Securities) on a pro rata basis subject, in certain circumstances, to the non-call provisions of any Fixed Rate Exchange Security, at par plus accrued and unpaid interest (without penalty or premium) or, in the case of Fixed Rate Senior Exchange Securities, at par plus accrued and unpaid interest plus any applicable premiums), from the net cash proceeds (after deduction of, among other things, mandatory repayments and permitted reinvestments under the Bank Facilities) from the incurrence of certain debt (to be agreed) by Tribune or any of its subsidiaries or the issuance of any equity by Tribune or any of its subsidiaries in each case after the Second Step Closing Date (other than with respect to Fixed Rate Senior Exchange Securities) or from all non-ordinary course asset sales by Tribune or any of its subsidiaries.

Notwithstanding the previous paragraph, the net cash proceeds from non-ordinary course asset sales will be applied first to the Bank Facilities and will otherwise be subject to the same exceptions and reinvestment rights permitted under the Bank Facilities.

Tribune will be required to offer to repurchase or repay all Initial Senior Loans, Extended Senior Term Loans and the Senior Exchange Securities at 100% (or 101% in the case of Fixed Rate Senior Exchange Securities) plus accrued and unpaid interest, upon the occurrence of a change of control.

Optional Prepayment:
The Initial Senior Loans and Extended Senior Term Loans may be prepaid and the Senior Exchange Securities may be redeemed (subject to non-call provisions relating to Fixed Rate Senior Exchange Securities), in whole or in part, at the option of Tribune, at any time upon 3 business days' prior notice, at par plus accrued and unpaid interest and without premium or penalty, subject in the case of Initial Senior Loans and Extended Senior Term Loans to reimbursement of the Bridge Lenders' actual redeployment costs in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant Interest Period.
Fixed Rate Senior Exchange
Securities:	Each holder of Senior Exchange Securities (other than a party to the Commitment Letter, in which case only in connection with a sale to a third party) shall have the right to fix the interest rate on such Senior Exchange Security (each such Senior Exchange Security being a "Fixed Rate Senior Exchange Security") at a rate not higher than the then applicable rate of interest.

Each Fixed Rate Senior Exchange Security will be non-callable for four years from the Second Step Closing Date (subject to customary equity clawback provisions) and will be callable thereafter at par plus accrued interest plus a premium equal to one-half the coupon in effect on the date of the fixing of the interest rate on such Fixed Rate Senior Exchange Security, which premium shall decline ratably on each yearly anniversary of the Second Step Closing Date to zero one year before the maturity of the Senior Exchange Securities; provided, however, that any Fixed Rate Senior Exchange Securities will be callable prior to such 4th anniversary at a redemption price equal to par plus accrued interest plus a make whole premium calculated on the basis of a discount rate equal to the then Treasury Rate plus one-half of one percent (0.50%).
Representations and Warranties:	The documentation governing the Initial Senior Loans will have representations and warranties that are substantially similar to (but no more restrictive than) those provided in the Credit Agreement.
Conditions Precedent to Initial Senior Loans:	As specified in the Summary of Additional Conditions Precedent as described in Annex II to the Commitment Letter (and subject to the limitations set forth in the Commitment Letter).
Affirmative Covenants:	In the case of the Initial Senior Loans, affirmative covenants that are substantially similar to those provided in the Credit Agreement.

In the case of the Senior Exchange Securities, usual and customary for facilities and transactions of this type (to be applicable to Tribune and its restricted subsidiaries), including the following and such other covenants as may be mutually agreed upon, and subject, in each case, to customary exceptions to be agreed and in no event more restrictive than similar provisions in the Credit Agreement:
	1.	Performance of obligations.
	2.	Delivery of reports filed with the Securities and Exchange Commission.
	3.	Delivery of compliance certificates.
	4.	Election and maintenance of S Corporation treatment under the Code.

Following the Initial Maturity Date, all outstanding Senior Extended Term Loans will be automatically modified to bear affirmative covenants substantially similar to the affirmative covenants of the Senior Exchange Securities.
Negative Covenants:	In the case of the Initial Senior Loans, negative covenants that are substantially similar to those in the Credit Agreement.

In the case of the Senior Exchange Securities, incurrence based and usual and customary for facilities and transactions of this type (to be applicable to Tribune and its restricted subsidiaries), including the following and such other covenants as may be mutually agreed upon, and subject in each case to exceptions no event more restrictive than those provided in the Credit Agreement (taken as a whole):
	1.	Limitations on debt.
	2.	Limitations on liens.
	3.	Limitations on mergers, consolidations, asset dispositions and sale/leaseback transactions.
	4.	Limitations on the issuance and sale of capital stock of restricted subsidiaries.
	5.	Limitations on restrictions on distributions from subsidiaries.
	6.	Limitations on transactions with affiliates.
	7.	Limitations on restricted payments.
8.
Limitations on amendment of ESOP structure, PHONES and other material agreements (including, without limitation, any Zell Investment Agreements (as defined in the First Step Commitment Letter) and the agreements relating to the ESOP) in a manner adverse to holders in any material respect.

	9.	Limitation on activities of Tribune Finance LLC.

Following the Initial Maturity Date, all outstanding Senior Extended Term Loans will be automatically modified to bear negative covenants substantially similar to the negative covenants of the Senior Exchange Securities.
Events of Default:	In the case of the Initial Senior Loans, events of default that are substantially similar to those provided in the Credit Agreement.

In the case of the Senior Exchange Securities, usual and customary for facilities and transactions of this type and others to be reasonably specified by the Agent, including the following and such other events default as may be mutually agreed upon, and subject, in each case, to exceptions that are no more restrictive than those provided in the Credit Agreement (taken as a whole):
	1.	Failure to pay, when due, an principal with respect to the Senior Exchange Securities.
	2.	Failure to pay interest, fees or other amounts after a period of five business days.
	3.	Any representation or warranty made or deemed made shall prove to have been incorrect in any material respect when made or deemed made.
	4.	Breach or violation by any Credit Party of covenants or other provisions of the Senior Exchange Securities (or the related indenture) (with notice and cure periods as applicable).
	5.	Cross-acceleration to debt aggregating $75,000,000 or more.
6.
Judgments or decrees in excess of $75,000,000 individually or in the aggregate against Tribune or any subsidiary that are not stayed, discharged, paid (including by insurance) or bonded within 60 days.
	7.	Bankruptcy or insolvency events with respect to Tribune or any material subsidiary.
	8.	Actual or Credit Party asserted invalidity of any Guarantee or any other Operative Document.

Following the Initial Maturity Date, all outstanding Senior Extended Term Loans will be automatically modified to bear events of default substantially similar to the events of default of the Senior Exchange Securities.

Registration Rights with Respect to
Senior Exchange Securities	Tribune will use its commercially reasonable efforts to cause to become effective as soon as practicable after receipt of any first Exchange Request (such date the "Trigger Date"), a shelf registration statement with respect to the Senior Exchange Securities (a "Shelf Registration Statement") and/or a registration statement (an "Exchange Offer Registration Statement") whereby Tribune has offered registered notes having terms identical to the Senior Exchange Securities (the "Substitute Notes") in exchange for all outstanding Senior Exchange Securities (a "Registered Exchange Offer"). If a Shelf Registration Statement is filed, Tribune will use its commercially reasonable efforts to keep such registration statement effective and available (subject to customary exceptions) until it is no longer needed to permit unrestricted resales of Senior Exchange Securities (but in no event longer than two years from the Trigger Date).
If within 255 days from the Trigger Date,
	(a)	a Shelf Registration Statement for the Exchange Securities has not been declared effective, or
	(b)	Tribune has not effected the Registered Exchange Offer, or
(c)
the holders of Senior Exchange Securities have not received Substitute Notes through the Registered Exchange Offer which, in the opinion of counsel, would be freely saleable by such holders without registration or requirement for delivery of a current prospectus under the Securities Act (other than a prospectus delivery requirement imposed on a broker-dealer who is exchanging Senior Exchange Securities acquired for its own account as a result of market making or other trading activities) and Tribune has not made available a Shelf Registration Statement with respect to such Senior Exchange Securities (each such event referred to in clauses (a) through (c), a "Registration Default"), then Tribune will pay liquidated damages to each holder of Senior Exchange Securities from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured, such liquidated damages accrue with respect to the first 90-day period immediately following the occurrence of the first Registration Default, at a rate equal to one-quarter of one percent (0.25%) per annum on the principal amount of Senior Exchange Securities held by such holder, and thereafter the rate of accrual of the liquidated damages will increase by an additional one-quarter of one percent (0.25%) per annum on the principal amount of Senior Exchange Securities with respect to each subsequent 90-day period until all Registration Defaults shall have been cured, up to a maximum rate of accrual of liquidated damages for all Registration Defaults of 1.00% per annum (such damages to be payable in the form of additional Initial Senior Loans or Senior Exchange Securities, as applicable, if the then interest rate thereon exceeds the applicable interest rate cap). Tribune will also pay such liquidated damages for any period of time (subject to customary exceptions) following the effectiveness of a Shelf Registration Statement that such Shelf Registration Statement is not available for resales thereunder.
Voting:
Amendments and waivers of the documentation for the Initial Senior Loans and the other definitive credit documentation related thereto will require the approval of Bridge Lenders holding at least a majority of the outstanding Initial Senior Loans and Senior Exchange Securities, except that the consent of each affected Bridge Lender and/or holder of a Senior Exchange Security will be required for, among other things (i) to reductions of principal and interest rates and fees, (ii) extensions of the Initial Maturity Date, (iii) additional restrictions on the right to exchange Initial Senior Loans for Senior Exchange Securities or any amendment of the rate of such exchange or (iv) any amendment to the Senior Exchange Securities that requires (or would, if any Senior Exchange Securities were outstanding, require) the approval of all holders of Senior Exchange Securities.
Assignment and Participation of Loans:
The Bridge Lenders will have the right to assign loans and commitments to their affiliates and to other Bridge Lenders or to any Federal Reserve Bank without restriction, and to other financial institutions with the consent, not to be unreasonably withheld, of the Agent. Minimum aggregate assignment amounts (except to other Bridge Lenders) of $5,000,000 and increments of $1,000,000 in excess thereof; provided that, prior to the Initial Maturity Date, the consent of Tribune (not to be unreasonably withheld) shall be required with respect to any assignment that would result in any party to this Commitment Letter holding less than 50.1% of the aggregate principal amount of the Initial Senior Loans of such party. The parties to the assignment (other than Tribune) shall pay to the Agent an administrative fee of $3,500.

Each Bridge Lender will have the right to sell participations in its rights and obligations under the loan documents, subject to customary restrictions on the participants' voting rights (limited to significant matters such as changes in amount, rate and maturity).
Right to Transfer Senior Exchange Securities:	The holders of the Senior Exchange Securities shall have the absolute and unconditional right to transfer such Senior Exchange Securities in compliance with applicable law to any third parties.
Yield Protection, Taxes and Other Deductions:
The loan documents will contain yield protection provisions, customary for facilities of this nature, protecting the Bridge Lenders in the event of unavailability of funding, funding losses, reserve and capital adequacy requirements.

All payments to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income, franchise and similar taxes in the jurisdiction of the Bridge Lender's applicable lending office). The Bridge Lenders will use reasonable efforts to minimize to the extent possible any applicable taxes and Tribune will indemnify the Bridge Lenders and the Agent for such taxes paid by the Bridge Lenders or the Agent.
Expenses and Indemnification:	Customary provisions regarding expense reimbursement and indemnification by the Credit Parties.
Governing Law and Forum:	New York.
Counsel for the Lead Arrangers:	Cahill Gordon & Reindel LLP.

ANNEX I
to Exhibit B

Senior Unsecured Facility
Interest Rates and Fees

Initial Senior Loans:
Before the Initial Maturity Date, the Initial Senior Loans will accrue interest at a rate per annum equal to, at Tribune's election, either (i) 3 month reserve-adjusted LIBOR plus a spread (the "LIBOR Spread," as defined below), or (ii) the ABR (as defined below) plus a spread (the "ABR Spread," as defined below).

The "LIBOR Spread" will initially be 450 basis points. If Tribune chooses to pay interest at the rate specified in clause (i), and the Initial Senior Loans are not repaid in whole within the three-month period following the Second Step Closing Date, the LIBOR Spread will increase by 50 basis points at the end of such three-month period and shall increase by an additional 50 basis points at the end of each three month period thereafter until, but excluding, the Initial Maturity Date.

The "ABR Spread" will initially be 350 basis points. If Tribune chooses to pay interest at the rate specified in clause (ii), and the Initial Senior Loans are not repaid in whole within the three-month period following the Second Step Closing Date, the ABR Spread will increase by 50 basis points at the end of such three-month period and shall increase by an additional 50 basis points at the end of each three-month period thereafter until, but excluding, the Initial Maturity Date.
"ABR" means the highest of (i) Citibank, N.A.'s base rate, (ii) the certificate of deposit rate plus 1/2 of 1%, and (iii) the Federal Funds Effective Rate plus 1/2 of 1%.

Notwithstanding the foregoing, the interest rate in effect at any time before the Initial Maturity Date shall not exceed the Senior Unsecured Bridge Cap. In no event shall the interest rate on the Initial Senior Loans exceed the highest rate permitted under applicable law.

Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans, except where ABR is determined pursuant to clause (iii) of the definition thereof).
LIBOR will at all times include statutory reserves.

Interest will be payable in arrears (a) for Initial Senior Loans accruing interest at a rate based on LIBOR, at the end of each LIBOR period and on the Initial Maturity Date, (b) for Initial Senior Loans accruing interest at a rate based on the Alternate Base Rate, quarterly in arrears and on the Initial Maturity Date and (c) for Initial Senior Loans outstanding after the Initial Maturity Date, quarterly in arrears.

Extended Senior Term Loans and
Senior Exchange Securities:	The Extended Senior Term Loans and Senior Exchange Securities will bear interest at a rate equal to the Initial Rate (as defined below) plus the Exchange Spread (as defined below). Notwithstanding the foregoing, the interest rate in effect at any time shall not exceed the Senior Unsecured Bridge Cap. In no event shall the interest rate on the Extended Senior Term Loans or Senior Exchange Securities exceed the highest rate permitted under applicable law.
"Exchange Spread" means 0 basis points during the 3 month period commencing on the Initial Maturity Date and shall increase by 50 basis points at the beginning of each subsequent 3 month period.
"Initial Rate" shall equal the interest rate borne by the Initial Senior Loans on the day immediately preceding the Initial Maturity Date plus 50 basis points.
Interest on the Senior Exchange Securities and Extended Senior Term Loans will be payable quarterly in arrears (or semiannually in arrears for Fixed Rate Senior Exchange Securities).

B-1-2

QuickLinks

INCREMENTAL CREDIT FACILITY SUMMARY OF TERMS AND CONDITIONS(1)
Senior Unsecured BRIDGE Facility Summary of Terms and Conditions(2)
ANNEX I to Exhibit B